Exhibit 99.3

May 5, 2022

Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

Dear Sirs:

Re: Sphere 3D Corp. ("the Company")

Notice of Change of Auditor

In accordance with Section 4.11 of National Instrument 51-102, we have reviewed the Company's Change of Auditor Notice ("the Notice") dated May 4, 2022. Based on our information as of this date we agree with the statements contained in the Notice pertaining to us. We have no basis on which to agree or disagree with the other statements contained in the Notice.

MaloneBailey, LLP